

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2011

Via E-mail
Mr. John P. Avagliano
Chief Financial Officer
Image Entertainment, Inc.
20525 Nordhoff Street, Suite 200
Chatsworth, California 91311

> **Re:** **Image Entertainment, Inc.**
> **Form 10-K for the year ended March 31, 2011**
> **Filed June 29, 2011**
> **File No. 000-11071**

Dear Mr. Avagliano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2011

Statements of Stockholders Equity (Deficit), page 42

1. We note from the balance sheet that you present Series B and C preferred stock as temporary equity due to the provisions that may require redemption which are outside of your control. Please revise the statement of stockholders' equity in future filings to include a column showing the changes in all temporary equity amounts such as Series B and C preferred stock, as well as permanent equity accounts. Please note that you should not combine temporary equity totals with permanent equity on the statement of stockholders equity. See guidance in ASC 810-10-50-1A(c).

Statement of Cash Flows, page 43

2. We note from your statement of cash flows that in the years ended March 31, 2011 and 2010 you recognized a benefit from reserves for doubtful accounts, sales returns and other credits of $1.2 million and $2 million, respectively. In light of the disclosure on page 16 that in the last three years you have experienced a high rate of product returns, as well as the increased accounts receivable balance at March 31, 2011, please explain to us the reasons for the benefit recorded in these reserve accounts.

3. We note from your disclosure in the statement of cash flows, and in Note 13, that in fiscal 2010 you recognized $5.2 million in other income related to the forgiveness of debt from various vendors. Please explain to us the nature of this transaction and tell us why you were able to extinguish your debt with these vendors during fiscal 2010. As part of your response, please tell us if any of the entities that forgave the debt were related parties.

4. We note from your disclosure on the statement of cash flows that you recognized $4 million and $2.3 million of accelerated amortization and fair value write-down of advance royalty and distribution fees for fiscal years 2011 and 2010, respectively. Please explain to us, and disclose in future filings, the reasons for the accelerated amortization and fair value write-downs. Also, in light of the significant amount of royalty and distribution fee advances recorded on the balance sheet as of March 31, 2011, please explain to us why you believe those amounts are recoverable. Additionally, please revise future filings to include the fair value measurement disclosures required by ASC 820-10-50-5 for any assets or liabilities measured at fair value on a non-recurring basis, as applicable.

5. We note from the supplemental disclosures of noncash operating, investing and financing activities, that during fiscal years 2011 and 2010 you issued shares of common stock, shares of Series B Preferred, and shares of Series C Junior Participating Preferred Stock, in exchange for financial advisory and investment banking services. Please explain to us, and revise the notes to the financial statements in future filings to explain, how you calculated or determined the value of the common stock, Series B preferred and Series C preferred stock issued in exchange for these services. If the value of the stock was based on "fair value," please explain to us how fair value was calculated or determined.

Note 2. Purchase of Madacy Home Video, page 51

6. We note that the acquisition of Madacy's Home Video Division resulted in the creation of a mandatorily redeemable non-controlling interest. Please explain to us and disclose in future filings, how the fair value of this non-controlling interest was determined or calculated at the time of acquisition and at March 31, 2011. Your response should include the nature of all significant assumptions used in your calculation. Also, in light of the fact that this redeemable non-controlling interest is measured at fair value at each

reporting period, please revise future filings to include the disclosures required by ASC 820-10-50-2 for this liability that is measured at fair value on a recurring basis.

Note 6. Revolving Credit Facility, page 55

7. We note your disclosure that the loan agreement was amended on March 31, 2011. Please tell us, and revise your notes in future filings to disclose the nature of the amended terms and to explain how you accounted for the modification in accordance with ASC 470-50-40-21.

Note 7. Long-Term Debt, page 56
January 8, 2010 Extinguishment of Debt, page 58

8. We note your disclosure that on January 8, 2010 you paid $15 million cash and issued 3.5 million common shares with a fair value of $215,000 to extinguish the Senior secured note. Please explain to us, and disclose in future filings, how you determined or calculated the fair value of the 3.5 million common shares. Also, please explain to us how the gain on the extinguishment of debt of $888,000 was calculated or determined.

9. We note your disclosure that the difference in the fair value of the derivatives, impacted by the payoff at January 7, 2010 (immediately prior to the payoff) and the fair value at January 8, 2010 (immediately after the payoff) resulted in a gain on extinguishment of $1,016,000. Please explain to us, and disclose in future filings, the nature of these derivatives and explain to us how the fair values were calculated or determined. Your response and revised disclosure should include the nature of all significant assumptions used in the valuation.

Note 10. Stockholders' Equity, page 61

10. We note your disclosure that during fiscal 2011 you granted options that are subject to performance conditions and either time-based vesting or market conditions. Please tell us, and revise to disclose in future filings, the nature of the performance and vesting conditions. See ASC 718-10-50-2.

11. We note that in January 2010 you issued 22,600 shares of Series B Cumulative Preferred Stock and 202,066 shares of Series C Junior Participating Preferred Stock. Please explain to us how you accounted for both series of preferred stock at the time of issuance. As part of your response, please explain to us how you determined the amount initially recorded on the balance sheet as temporary equity and how you determined the amount to be allocated to the purchase rights liability. Also, please tell us how you subsequently accounted for the preferred stock at March 31, 2010 (for both Series B and C preferred stock) and at March 31, 2011 (for the Series B preferred).

Note 13. Other Income, page 67

12. We note that in fiscal 2010 you recorded $1,469,000 in income related to business interruption fees. Please explain to us the nature of these business interruption fees and tell us how you calculated or determined the amount of income recognized in 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief